SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 9 - Final)*

Pacer Technology

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

693905200

(CUSIP Number)

D. Stephen Antion

Ridgestone Corporation

10877 Wilshire Blvd, Suite 2000

Los Angeles, CA 90024

(310) 209-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693905200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ridgestone Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) n/a

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 693905200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Christopher S. Kiper

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) n/a

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 693905200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). D. Stephen Antion

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) n/a

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, no par value (the “Common Stock”), of Pacer Technology, a California corporation (the “Issuer”). The Issuer’s principal executive office is located at 9420 Santa Anita Avenue, Rancho Cucamonga, California 91730.

Item 2.	Identity and Background
		NAME	PRINCIPAL BUSINESS ADDRESS
	1.	Ridgestone Corporation a Delaware corporation	10877 Wilshire Blvd., Suite 2000 Los Angeles, CA 90024
	2.	Christopher S. Kiper a citizen of the United States	10877 Wilshire Blvd., Suite 2000 Los Angeles, CA 90024
	3.	D. Stephen Antion a citizen of the United States	10877 Wilshire Blvd., Suite 2000 Los Angeles, CA 90024

The above-named persons are sometimes collectively referred to herein as the “Reporting Persons.” The Reporting Persons are deemed to be a “group” within the meaning of Rule 13d-5(b) promulgated under the Securities and Exchange Act of 1934, as amended (the “Act”).

Ridgestone Corporation

Ridgestone is a private investment company focused on owning, operating and financing middle market companies. Ridgestone’s directors and executive officers are Abbott L. Brown, Linda L. Brown and D. Stephen Antion.

Abbott L. Brown is Ridgestone’s Chairman of the Board, Chief Executive Officer and founding shareholder. Mr. Brown was an executive officer and member of the Board of Directors of Global Crossing Ltd. from 1998 to 2000. From 1994 to 1998, Mr. Brown was managing director and chief financial officer of Pacific Capital Group, a merchant banking firm.

Linda L. Brown serves as a Director of Ridgestone Corporation and is the Vice President and Secretary of Ridgestone Corporation.

D. Stephen Antion is the President of Ridgestone. Prior to joining Ridgestone in April 2000, Mr. Antion was a partner at O’Melveny & Myers LLP in Los Angeles. Mr. Antion was elected to the Board of Directors of the Issuer in August of 2002.

Christopher S. Kiper joined Ridgestone in June 2000 as a Principal. From 1998 to 2000, Mr. Kiper served in a variety of financial and operating roles at Global Crossing Ltd.

INDIVIDUAL REPORTING PERSONS

1.             Christopher S. Kiper—see description above under Ridgestone Corporation.

2.             D. Stephen Antion—see description above under Ridgestone Corporation.

(d)           None of the persons or entities named in this Item 2 has, during the last five years, been convicted in a criminal violation (excluding traffic violations and similar misdemeanors).

(e)           None of the persons or entities named in this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of the above-named individuals are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

The Reporting Persons have sold all of their Common Stock of the Issuer to E.T. Gravette, Jr. and G.J. Records, Jr., at a price of $6.00 per share in a privately negotiated transaction.

The Reporting Persons do not as of the date of this filing have any specific plans or proposals which would relate to or result in any of the transactions described in Item 4 of Schedule 13D, except that Mr. Antion may choose to resign from the Board of Directors of the Issuer.

Item 5.	Interest in Securities of the Issuer
	(1)	Ridgestone Corporation Ridgestone Corporation no longer beneficially owns any shares of Common Stock of Issuer.

	(2)	Christopher S. Kiper Christopher S. Kiper no longer beneficially owns any shares of Common Stock of Issuer.

	(3)	D. Stephen Antion D. Stephen Antion no longer beneficially owns any shares of Common Stock of Issuer

The Reporting Persons ceased to be the beneficial owner of 5% or more of the Common Stock of Issuer on March 24, 2003. See Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 24, 2003, the Reporting Persons sold all of their Common Stock in Issuer to E.T. Gravette, Jr. and G.J. Records, Jr. (collectively, “Buyer”),  for a price of $6.00 per share in a privately negotiated transaction.  Pursuant to the Stock Purchase Agreement with respect to such sale (i) Buyer has agreed for a period of two years from closing not to acquire any Common Stock of Issuer (other than in private transactions) at a price per share of less than $6.00, and (ii) the Reporting Persons have the right to receive additional consideration per share if Buyer acquires Common Stock of the Issuer within two years of closing at a price per share in excess of $6.00 or sells within the one year of closing any of the shares of Common Stock acquired from the Reporting Persons at a price per share in excess of $6.00.

Item 7.	Material to Be Filed as Exhibits
1. Joint Filing Statement Exhibit 1 (previously filed)

2.             Stock Purchase Agreement dated as of March 24, 2003 among E.T. Gravette, Jr., G.J. Records, Jr. and Ridgestone Corporation, D. Stephen Antion as trustee of the Antion Trust  and Christopher S. Kiper, individually and as trustee of the Kiper Family Trust.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2003	RIDGESTONE CORPORATION
	By:	/s/ Abbott L. Brown
	Name:	Abbott L. Brown
	Title:	Chairman and Chief Executive Officer

	By:	/s/ CHRISTOPHER S. KIPER
	Name:	Christopher S. Kiper

	By:	/s/ D. STEPHEN ANTION
	Name:	D. Stephen Antion

EXHIBIT INDEX

Exhibit No	Description
99.1	Joint Filing Statement (previously filed)

99.2

Stock Purchase Agreement dated as of March 24, 2003 among E.T. Gravette, Jr., G. J. Records, Jr. and Ridgestone Corporation, D. Stephen Antion as trustee of the Antion Trust  and Christopher S. Kiper, individually and as trustee of the Kiper Family Trust